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                          May 18, 2022

       Yanzhuan Zheng
       Chief Financial Officer
       Microvast Holdings, Inc.
       12603 Southwest Freeway, Suite 210
       Stafford, Texas 77477

                                                        Re: Microvast Holdings,
Inc.
                                                            Amendment No. 7 to
Registration Statement on Form S-1
                                                            Filed April 29,
2022
                                                            File No. 333-258978

       Dear Mr. Zheng:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

       Form S-1/A filed April 29, 2022

       General

   1. If your auditor is subject to the determinations announced by the PCAOB on December
                                                        16, 2021, please
disclose on your cover page, prospectus summary, and applicable risk factors that you have
been identified by the Commission under the HFCAA. Disclose that you have been
conclusively identified and the impact this may have on your ability to continue to offer your
securities.
 Yanzhuan Zheng
Microvast Holdings, Inc.
May 18, 2022
Page 2

        Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-
Pierce, Special Counsel at (202) 551-3754 with any questions.



FirstName LastNameYanzhuan Zheng                         Sincerely,
Comapany NameMicrovast Holdings, Inc.
                                                         Division of
Corporation Finance
May 18, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName